UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 6, 2019

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road, Bridgeview House, Ground Floor,

Weltevreden Park, 1709

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K/A amends and restates Sibanye Gold Limited’s report on Form 6-K filed on October 31, 2019 (File No. 001-35785). This Form 6-K/A (and exhibit hereto) shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of Sibanye Stillwater Limited’s registration statement on Form F-4 (Registration Statement No. 333-234096) and any amendment thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: November 6, 2019	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Operating update for the quarter ended September 30, 2019

4